SilverBox Corp III

1250 S. Capital of Texas Highway

Building 2, Suite 285

Austin, Texas 78746

February 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Melanie Singh

Re:	SilverBox Engaged Corp II
Registration Statement on Form S-1
Initially Submitted on November 18, 2022

Dear Ms. Singh:

On behalf of our client, SilverBox Corp III (formerly known as SilverBox Engaged Corp II) (the “Registrant,” “we,” “our” or “us”), we are responding to the oral comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided to Jonathan Ko of Paul Hastings LLP on January 30, 2023 (the “Oral Comment”).

Concurrently with the submission of this letter, we are publicly filing with the Commission a Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s Oral Comment and to update certain information in the Registration Statement.

In response to the Staff’s Oral Comment regarding the risk factor captioned “If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to complete our initial business combination,” we have revised such risk factor on page 64 of the Registration Statement.

*   *   *

Securities and Exchange Commission

February 10, 2023

Thank you for your attention to this response. If you have any questions related to this letter, please contact the undersigned at (213) 683-6188.

Very truly yours,

/s/ Jonathan Ko
Jonathan Ko
Paul Hastings LLP

cc:	Stephen Kadenacy, SilverBox Corp III
Joseph Reece, SilverBox Corp III
Dan Esters, SilverBox Corp III
Ilan Mujalovic, Shearman & Sterling LLP